Exhibit 21.1

List of Subsidiaries

Set forth below are the Company’s wholly-owned subsidiaries:

Athena Bitcoin S. de R.L. de C.V., incorporated in Mexico;

Athena Bitcoin, Inc., incorporated in Delaware;

Athena Holdings Colombia SAS, incorporated in Colombia;

Athena Holding Company S.R.L, incorporated in Argentina; and

Athena Holdings El Salvador, S.A. de C.V., incorporated in El Salvador.